

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 5, 2011

Yaron Menashe
Chief Financial Officer
Elbit Vision Systems LTD
7 Bareket Street, P.O.B. 3047
Industrial Park, Caesarea, Israel 38900

> **Re:** **Elbit Vision Systems LTD**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed July 15, 2010**
> **File No. 000-28580**

Dear Mr. Menashe:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief